Exhibit 99.1

TCBP Announces Transition from Nasdaq to OTC Markets

EDINBURGH, Scotland, March 21, 2025— TC BioPharm (Holdings) PLC (“TC BioPharm” or the “Company”), (NASDAQ: TCBP) a clinical-stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer and other indications, today announced that on March 20, 2025, it received notice that the Nasdaq Hearings Panel had determined to delist the Company’s securities from The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s Listing Rules. The Rule requires listed securities to maintain a minimum bid price of $1.00 per share. Management is currently working on an appeal with Nasdaq.

The Company’s securities will be suspended for trading on Nasdaq effective at the opening of trading on Monday, March 24, 2025. The Company expects its American Depositary Shares to be eligible to trade on the OTC Markets effective with the opening of trading on Monday, March 24, 2025. This delisting and transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this press release in its entirety and refer to the Company’s press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

TC BioPharm remains fully committed to advancing its innovative research, clinical trials, and therapeutic development initiatives.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing gamma-delta T-cell therapies for cancer treatment with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue.

TC BioPharm is the leader in developing gamma-delta T cell therapies and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial in the treatment of acute myeloid leukemia using the Company’s proprietary allogeneic CryoTC technology to provide frozen product to clinics worldwide.

Forward-Looking Statements for TC BioPharm

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Company’s intent or ability to affect any budget savings or execute on any M&A or capital raising strategy. These statements are based on management’s current assumptions and are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For other important factors that could cause actual results to differ materially from the forward-looking statements in this Current Report on Form 8-K, please see the risks and uncertainties identified under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and our other reports filed with the SEC, all of which is available on the Company’s Investor Relations website at www.tcbiopharm.com and on the SEC website at www.sec.gov. All forward-looking statements reflect the Company’s beliefs and assumptions only as of the date of this Current Report on Form 8-K. The Company undertakes no obligation to update forward-looking statements to reflect future events or circumstances.

Contacts

TC BioPharm

Chris Camarra

EVP Communications

c.camarra@tcbiopharm.com

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